UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

-----------------------------------------------------

            In the Matter of                          :
                                                      :
      OHIO POWER COMPANY                              :
      301 Cleveland Avenue, SW                        :     CERTIFICATE OF
      Canton, Ohio 44701                              :      NOTIFICATION
                                                      :
          File No. 70-6373                            :
                                                      :
(Public Utility Holding Company Act of 1935)          :
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      OHIO POWER COMPANY (the "Company")  hereby  certifies,  in connection with the Application or Declaration on Form U-1 in the above-entitled matter, that the transactions specified in Post-Effective Amendment No. 4 to the Application or Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by said Post-Effective Amendment, and the Order of the Securities and Exchange Commission dated April 7, 1999 in said matter, as follows:
      1. On May 13, 1999, the Ohio Air Quality Development Authority (the "Authority") issued and sold to Goldman, Sachs & Co. (the "Underwriter") $50,000,000 aggregate principal amount of its Air Quality Development Revenue Refunding Bonds (Ohio Power Company Project), Series C, dated as of May 1, 1999 (the "Series C Bonds"). The Series C Bonds bear interest at a rate of 5.15% per annum and mature by their terms on May 1, 2026. The Series C Bonds were sold by the Authority to the Underwriter at an initial offering price of 100% of the principal amount. The Company paid $312,500 to the Underwriter as compensation. The Series C Bonds were issued by the Authority pursuant to an Indenture of Trust dated as of November 1, 1979 between the Authority and National City Bank (successor to BancOhio National Bank), as Trustee, as supplemented by a Second Supplemental Indenture of Trust, dated as of May 1, 1999 (a copy of which Second Supplemental Indenture is attached hereto as Exhibit B-5 to the Application or Declaration).
      2. The transaction described above was not subject to the jurisdiction of any state commission other than, and was carried out in accordance with the authorization of, The Public Utilities Commission of Ohio. A copy of the Order of The Public Utilities Commission of Ohio dated April 1, 1999 is attached hereto as Exhibit D-6.
                               OHIO POWER COMPANY


                              By /s/ Thomas G. Berkemeyer__
                                      Assistant Secretary


August 3, 1999



                                                                     Exhibit B-5



                     SECOND SUPPLEMENTAL INDENTURE OF TRUST


                                     Between


                     OHIO AIR QUALITY DEVELOPMENT AUTHORITY


                                       And


                               NATIONAL CITY BANK
                      (successor to BancOhio National Bank)
                                     Trustee


                             Dated as of May 1, 1999



      THIS SECOND SUPPLEMENTAL INDENTURE OF TRUST (the "Second Supplemental Indenture") made and entered into as of May 1, 1999, by and between the OHIO AIR QUALITY DEVELOPMENT AUTHORITY, a body both corporate and politic in the State of Ohio, organized and existing under the laws of the State of Ohio (the "Issuer"), and NATIONAL CITY BANK (successor to BancOhio National Bank), a national banking association organized, existing and authorized to accept and execute trusts of the character herein set out under and by virtue of the laws of the United States, with its principal office located in Cleveland, Ohio, as trustee (the "Trustee").

                                 R E C I T A L S

      WHEREAS, the Issuer has issued $50,000,000 aggregate principal amount of State of Ohio Air Quality Development Revenue Bonds (Ohio Power Company Project), Series A (the "Series A Bonds"), pursuant to Section 13 of Article VIII of the Ohio Constitution, as implemented by Chapter 3706, Ohio Revised Code, both as amended (collectively, the "Act"), under the Indenture of Trust dated as of November 1, 1979 (the "Indenture"), between the Issuer and BancOhio National Bank, as Trustee (the "Original Trustee") for the purpose of acquiring, constructing and financing, in part, certain facilities of Ohio Power Company (the "Company") designed for the abatement of atmospheric pollution (the "Project") at the Company's Unit 1 (the "Cardinal Plant") of the Cardinal Generating Station located in the County of Jefferson, Ohio, and at the Company's Muskingum River Generating Station (the "Muskingum River Plant") located in the Counties of Morgan and Washington, Ohio (the Cardinal Plant and the Muskingum River Plant being referred to herein collectively as the "Plants"), which facilities were sold to the Company pursuant to an Agreement of Sale dated as of November 1, 1979 (the "Agreement") between the Issuer and the Company; and

      WHEREAS, the Issuer has issued $50,000,000 aggregate principal amount of State of Ohio Air Quality Development Revenue Refunding Bonds (Ohio Power Company Project), Series B (the "Series B Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture and a First Supplemental Indenture of Trust dated as of August 1, 1989 between the Issuer and the Original Trustee (the "First Supplemental Indenture") to refund $50,000,000 aggregate principal amount of Series A Bonds on November 1, 1989; and

      WHEREAS, the Original Trustee merged with and into National City Bank, thereby transferring its trust business and assets to the Trustee, and pursuant to law and the provisions of Section 9.05 of the Indenture, the Trustee thereupon became successor trustee hereunder and became vested with all of the title to the trust estate and all the trusts, powers, discretions, immunities, privileges and all other matters as was the Original Trustee; and

      WHEREAS, the Issuer has determined to issue $50,000,000 aggregate principal amount of State of Ohio Air Quality Development Revenue Refunding Bonds (Ohio Power Company Project), Series C (the "Series C Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture to refund $50,000,000 aggregate principal amount of Series B Bonds at their redemption on August 1, 1999; and

      WHEREAS, the issuance of the Series C Bonds has been approved by the Issuer, after public hearings, as required by Section 147(f) of the Internal Revenue Code of 1986, as amended; and

      WHEREAS, that portion of payments of principal of and interest on the Series C Bonds which shall become Due for Payment but shall be unpaid by reason of Nonpayment (as each such term is defined in the Policy, as defined below) have been insured pursuant to a municipal bond insurance policy (the "Policy") issued by Ambac Assurance Corporation (the "Insurer") and the Policy has been delivered to United States Trust Company of New York, as Insurance Trustee (the "Insurance Trustee"); and

      WHEREAS, the Issuer has determined that the Series C Bonds issuable hereunder, and the certificate of authentication by the Trustee to be endorsed on all such bonds shall be, respectively, substantially in the following forms with such variations, omissions and insertions as are required or permitted by the Indenture or this Second Supplemental Indenture:

                                 (FORM OF BOND)

No. RC-1                                                 $
                                  STATE OF OHIO
                Air Quality Development Revenue Refunding Bond
                          (Ohio Power Company Project)
                                    SERIES C

MATURITY DATE:                                                  CUSIP:
REGISTERED OWNER:
PRINCIPAL AMOUNT:                                                      DOLLARS

      The STATE OF OHIO, a state of the United States of America, by the Ohio Air Quality Development Authority, a body both corporate and politic (the Issuer), for value received, hereby promises to pay, solely from the source and as hereinafter provided, to the registered owner stated above, or registered assigns or legal representatives, upon presentation and surrender hereof at the principal office of National City Bank (successor to BancOhio National Bank), as Trustee, or its successor in trust (the Trustee), in Cleveland, Ohio, or, at the option of the registered owner hereof, at the principal office of such paying agent as may be designated pursuant to the Indenture hereinafter referred to, the principal sum stated above on the maturity date stated above, subject to prior redemption as hereinafter provided, and to pay from such source to the registered owner hereof interest hereon by check or draft mailed to the registered owner at his address as it appears on the registration books kept by the Trustee, as Bond Registrar, such interest payable semiannually on each May 1 and November 1 from the May 1 or November 1 to which interest on the Bonds has accrued and been paid or duly provided for, as the case may be, next preceding the date on which this Bond is authenticated, unless this Bond is authenticated on a May 1 or November 1, in which case it will bear interest from such May 1 or November 1, as the case may be, or, if no interest on the Bonds has been paid or duly provided for, from May 1, 1999, until payment of said principal sum at the rate of five and fifteen one-hundredths per centum (5.15%) per annum. Both principal and interest are payable in lawful money of the United States of America. Interest will be computed on the basis of a 360 day year of twelve 30 day months.

      THIS BOND AND THE ISSUE OF WHICH IT IS A PART AND THE INTEREST THEREON ARE SPECIAL OBLIGATIONS OF THE STATE OF OHIO PAYABLE SOLELY FROM THE REVENUES AND RECEIPTS DERIVED FROM THE AGREEMENT OF SALE HEREINAFTER REFERRED TO (EXCEPT TO THE EXTENT PAID OUT OF MONEY ATTRIBUTABLE TO BOND PROCEEDS AND INCOME FROM TEMPORARY INVESTMENTS), WHICH REVENUES AND RECEIPTS (EXCEPT FOR PAYMENTS OF ISSUER EXPENSES UNDER SECTION 4.3 OF THE AGREEMENT OF SALE AND PAYMENTS FOR INDEMNIFICATION UNDER SECTIONS 4.5 AND 6.1 OF THE AGREEMENT OF SALE) HAVE BEEN PLEDGED AND ASSIGNED TO THE TRUSTEE TO SECURE PAYMENT THEREOF. THE BONDS AND THE INTEREST THEREON DO NOT CONSTITUTE A DEBT, OR A PLEDGE OF THE FAITH AND CREDIT, OF THE ISSUER OR THE STATE OF OHIO OR ANY POLITICAL SUBDIVISION THEREOF, INCLUDING THE ISSUER. THE OWNERS OF THE BONDS HAVE NO RIGHT TO HAVE TAXES LEVIED BY THE GENERAL ASSEMBLY OF THE STATE OF OHIO OR TAXING AUTHORITY OF ANY POLITICAL SUBDIVISION OF THE STATE OF OHIO FOR THE PAYMENT OF THE PRINCIPAL THEREOF OR INTEREST OR PREMIUM THEREON, BUT THE BONDS ARE PAYABLE SOLELY FROM THE REVENUES AND RECEIPTS PLEDGED THEREFOR. THE ISSUER HAS NO TAXING POWER.

      This Bond is one of an issue of $50,000,000 aggregate principal amount of State of Ohio Air Quality Development Revenue Refunding Bonds (Ohio Power Company Project), Series C (the Bonds), of like date and tenor, except as to number and principal amount, authorized and issued pursuant to Section 13 of
Article VIII of the Ohio Constitution, as implemented by Chapter 3706, Ohio Revised Code, both as amended, for the purpose of refunding certain State of Ohio Air Quality Development Revenue Refunding Bonds (Ohio Power Company Project), Series B, which were previously issued by the Issuer for the purpose of refinancing, in part, certain air pollution control facilities (the Project) located at Unit 1 of Ohio Power Company, an Ohio corporation (the Company), at the Cardinal Generating Station within the County of Jefferson, Ohio and at the Company's Muskingum River Generating Station within the Counties of Morgan and Washington, Ohio (Unit 1 of the Cardinal Generating Station and the Muskingum River Generating Station being referred to herein collectively as the Plants), and selling the same to the Company pursuant to an Agreement of Sale dated as of November 1, 1979, as amended (the Agreement of Sale), between the Issuer and the Company. The Bonds are issued under and, together with other series of bonds, are equally and ratably secured by an Indenture of Trust dated as of November 1, 1979, as supplemented and amended, and as further supplemented by a Second
Supplemental Indenture dated as of May 1, 1999 (the Indenture of Trust as supplemented and amended being referred to herein as the Indenture), between the Issuer and the Trustee, which assigns to the Trustee, as security for the Bonds, the Issuer's rights under the Agreement of Sale (except for payment of Issuer expenses and for indemnification of the Issuer). Reference is hereby made to the Indenture, the Agreement of Sale and to all amendments and supplements thereto for a description of the provisions, among others, with respect to the nature and extent of the security, the rights, duties and obligations of the Issuer and the Trustee and the rights of the owners of the Bonds and the terms upon which the Bonds are issued and secured. Additional bonds and refunding bonds ranking equally with the Bonds and other bonds issued under the Indenture may be issued on the terms provided in the Indenture.

      The Bonds are subject to redemption by the Issuer in whole, but not in part, at any time upon payment of 100% of the principal amount thereof, plus interest accrued to the redemption date, in the event of the exercise by the Company of its option to prepay the entire purchase price of the Project under circumstances involving (i) the imposition of unreasonable burdens or excessive liabilities on the Issuer or the Company with respect to the Project or either of the Plants, including taxes not imposed on November 1, 1979 and economic, technological or other changes making the continued operation of either or both of the Plants uneconomical in the opinion of the Company's Board of Directors;
(ii) the Agreement of Sale becoming void, unenforceable or impossible of performance in accordance with the intent and purpose of the parties as expressed therein by reason of any changes in the Constitution of the State of Ohio or the Constitution of the United States of America or by reason of any legislative or administrative action (whether state or Federal) or any final determination of any court or administrative body (whether state or Federal) entered after the contest thereof by the Issuer or the Company in good faith;
(iii) damage to or destruction of the Project or a portion thereof or all or a portion of either or both of the Plants to such an extent that the Company deems it not practicable and desirable to rebuild, repair and restore the Project, a Plant or the Plants, as the case may be; (iv) condemnation of all or substantially all of the Project or all or a portion of either or both of the Plants so as to render the Project unsatisfactory to the Company for its intended use; or (v) the operation of either of the Plants being enjoined and the Company decides to discontinue operation thereof, all as provided in Section 8.1(b) of the Agreement of Sale.

      The Bonds are also subject to optional redemption by the Issuer, at the request of the Company, prior to maturity on or after May 1, 2009, at any time in whole or in part (if less than all of the Bonds are to be redeemed, the Bonds to be redeemed to be selected by the Depository Trust Company or any successor securities depository pursuant to its rules and procedures or, if the book-entry system is discontinued, by lot by the Trustee) upon payment of the following redemption prices (expressed as a percentage of principal amount of Bonds to be redeemed) plus accrued interest to the redemption date:

                                                   Redemption
Redemption Dates (Dates Inclusive) Price May 1, 2009 to April 30, 2010 101.00% May 1, 2010 to April 30, 2011 100.50% May 1, 2011 and thereafter 100.00%

      If less than all of the Bonds are called for redemption, each $5,000 principal amount of a Bond having a principal amount of more than $5,000 shall be counted as one bond for the purpose of selecting by lot.

      If any of the Bonds or portions thereof are called for redemption, the Trustee shall cause a notice thereof to be sent by registered or certified mail to the registered owner of the Bonds not less than 30 nor more than 60 days prior to the redemption date. Provided funds for their redemption are on deposit at the place of payment on the redemption date, all Bonds or portions thereof so called for redemption shall cease to bear interest on the redemption date, shall no longer be secured by the Indenture and shall not be deemed to be outstanding under the provisions of the Indenture. If a portion of this Bond shall be called for redemption, a new Bond in principal amount equal to the unredeemed portion hereof will be issued to the registered owner upon the surrender hereof.

      The owner of this Bond shall have no right to enforce the provisions of the Indenture or to institute action to enforce the covenants therein or to take any action with respect to any Event of Default under the Indenture or to institute, appear in or defend any suit or other proceeding with respect thereto, except as provided in the Indenture. In certain events, on conditions, in the manner and with the effect set forth in the Indenture, the principal of all the Bonds issued under the Indenture and then outstanding may become or may be declared due and payable before their stated maturities, together with interest accrued thereon. Modifications or alterations of the Indenture, or of any supplements thereto, may be made only to the extent and in the circumstances permitted by the Indenture.

      The Bonds are issuable as registered bonds without coupons in the denominations of $5,000 or any integral multiple thereof.

      The transfer of this Bond may be registered by the registered owner hereof in person or by his duly authorized attorney or legal representative at the principal office of the Bond Registrar, but only in the manner and subject to the limitations and conditions provided in the Indenture and upon surrender and cancellation of this Bond. Upon any such registration of transfer, the Issuer shall execute and the Trustee shall authenticate and deliver in exchange for this Bond a new Bond or Bonds, registered in the name of the transferee, of authorized denominations. The Bond Registrar shall, prior to the due presentment for registration of transfer, treat the registered owner as the person exclusively entitled to payment of principal and interest and the exercise of all other rights and powers of the owner.

      All acts, conditions and things required to happen, exist or be performed precedent to the issuance of this Bond have happened, exist and have been performed.

      This Bond shall not become obligatory for any purpose or be entitled to any security or benefit under the Indenture or be valid until the Trustee shall have executed the Certificate of Authentication appearing hereon.

      IN WITNESS WHEREOF, the STATE OF OHIO, by the Ohio Air Quality Development Authority, has caused this Bond to be signed by the manual or facsimile signatures of said Authority's Chairman and Vice-Chairman, said Authority's official seal to be affixed hereto or a facsimile thereof to be printed hereon and attested by the manual or facsimile signature of said Authority's Secretary-Treasurer, and this Bond to be dated as of May 1, 1999.

                                          STATE OF OHIO, by the
                                          Ohio Air Quality Development
                                                Authority
(Seal)
                                          By_________________________
                                                     Chairman
Attest:
                                          By_________________________
                                                  Vice-Chairman
By____________________
  Secretary-Treasurer

              (FORM OF TRUSTEE'S CERTIFICATE OF AUTHENTICATION)

      This  Bond  is  one  of  the  Bonds  of  the  Series   described   in  the
within-mentioned Indenture.

                                    NATIONAL CITY BANK, as Trustee


                                    By__________________________
                                          Authorized Officer
Date:

      Municipal Bond Insurance Policy No. _______ (the "Policy") with respect to payments due for the principal of and interest on the Bonds has been issued by Ambac Assurance Corporation (the "Insurer"). The Policy has been delivered to United States Trust Company of New York, as the Insurance Trustee under the Policy and will be held by such Insurance Trustee or any successor insurance trustee. The Policy is on file and available for inspection at the principal office of the Insurance Trustee and a copy thereof may be secured from the Insurer or the Insurance Trustee. All payments required to be made under the Policy shall be made in accordance with the provisions thereof. The owner of the Bonds acknowledges and consents to the subrogation rights of the Insurer as more fully set forth in the Policy. Any provision of the Indenture expressly recognizing or granting rights in or to the Insurer may not be amended in any manner which affects the rights of the Insurer thereunder without the prior consent of the Insurer.

                              (FORM OF ASSIGNMENT)

      FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________________ (Please insert Social Security or other
taxpayer           identification          number          of          assignee)
_______________________________________  (Please  print  or  typewrite  Name and
Address of Assignee) __________________________ the within Bond, and all rights thereunder, and hereby does irrevocably constitute and appoint ________________________ Attorney to transfer the within Bond on the books kept for the registration thereof, with full power of substitution in the premises.

Dated:
                                    -----------------------------------
                                    NOTICE:  The  signature  to this  assignment
                                    must  correspond with the name as it appears
                                    on the  face of the  within  Bond  in  every
                                    particular,     without     alteration    or
                                    enlargement or any change whatever.

Signature Guaranteed:                     ______________________________; and

                                    NOTICE:  Signature(s)  must be guaranteed by
                                    an Eligible Guarantor  Institution such as a
                                    Commercial Bank,  Trust Company,  Securities
                                    Broker/Dealer,   Credit  Union,  or  Savings
                                    Association who is a member of a medallion program approved by The Securities Transfer Association, Inc.

      WHEREAS, all things necessary have been done and performed to make the Series C Bonds, when issued and authenticated by the Trustee, valid, binding and legal special obligations of the Issuer and to constitute this Second Supplemental Indenture a valid and binding agreement securing the payment of the principal of, premium, if any, and interest on all bonds issued and to be issued hereunder and under the Indenture (the Indenture, as supplemented by the First Supplemental Indenture and this Second Supplemental Indenture being referred to herein as the Indenture) and the execution and delivery of this Second Supplemental Indenture and the execution and issuance of the Series C Bonds have in all respects been authorized;

      NOW, THEREFORE, the Issuer hereby agrees and covenants with the Trustee and with the respective holders and owners, from time to time of the Series B Bonds and Series C Bonds or coupons thereon, or any part thereof, as follows:

                                    ARTICLE I
                            Purpose of Series C Bonds

      Section 1.01. Purpose of Series C Bonds. The Series C Bonds of the Issuer are authorized for the purpose of refunding $50,000,000 aggregate principal amount of Series B Bonds at their redemption on August 1, 1999.

                                   ARTICLE II
                               The Series C Bonds

      Section 2.01. Issuance of Series C Bonds. There are hereby authorized to be issued State of Ohio Air Quality Development Revenue Refunding Bonds of the Issuer in the aggregate principal amount of fifty million dollars ($50,000,000) as Refunding Bonds pursuant to Section 2.11 of the Indenture. Said Bonds shall be designated "State of Ohio Air Quality Development Revenue Refunding Bonds (Ohio Power Company Project), Series C," shall be dated the first day of May, 1999, shall bear interest payable semiannually on the first day of May and November in each year at the rate of five and fifteen one-hundredths per centum (5.15%) per annum and shall mature, subject to the right of prior redemption as hereinafter set forth, on May 1, 2026.

      Both principal of and interest on the Series C Bonds shall be payable in lawful money of the United States of America, but only from the revenues and receipts pledged to the payment thereof as provided herein and in the Indenture.

      Section 2.02. Form of Series C Bonds. The Series C Bonds shall be issued substantially in the form of the Series C Bond hereinabove set forth, with such appropriate variations, omissions and insertions as are permitted or required by the Indenture or this Second Supplemental Indenture.

      Initially, one certificate for the Series C Bonds will be issued and registered to the Securities Depository (as defined below), or its nominee. The Issuer may enter into a Letter of Representations (as defined below) relating to a book-entry system to be maintained by the Securities Depository with respect to the Series C Bonds.

      In the event that (a) the Securities Depository determines not to continue to act as a securities depository for the Series C Bonds by giving notice to the Trustee and the Issuer discharging its responsibilities hereunder, or (b) the Issuer determines (at the direction of the Company) (i) that beneficial owners of Series C Bonds shall be able to obtain certificated Series C Bonds or (ii) to select a new Securities Depository, then the Trustee shall, at the direction of the Issuer (at the request of the Company), attempt to locate another qualified securities depository to serve as Securities Depository or authenticate and deliver certificated Series C Bonds to the beneficial owners or to the Securities Depository participants on behalf of beneficial owners substantially in the form provided for in this Section. In delivering certificated Series C Bonds, the Trustee shall be entitled to rely on the records of the Securities Depository as to the beneficial owners or the records of the Securities Depository participants acting on behalf of beneficial owners. Such certificated Series C Bonds will then be registrable, transferable and exchangeable as set forth in this Indenture.

      So long as there is a Securities Depository for the Series C Bonds (1) it or its nominee shall be the registered owner of the Series C Bonds; (2) notwithstanding anything to the contrary in this Indenture, determinations of persons entitled to payment of principal, premium, if any, and interest, transfers of ownership and exchanges and receipt of notices shall be the responsibility of the Securities Depository and shall be effected pursuant to rules and procedures established by such Securities Depository; (3) the Issuer, the Company and the Trustee shall not be responsible or liable for maintaining, supervising or reviewing the records maintained by the Securities Depository, its participants or persons acting through such participants; (4) except to the extent the Insurer is deemed to be the holder of the Series C Bonds, as provided in Article V hereof, references in this Indenture to registered owners of the Series C Bonds shall mean such Securities Depository or its nominee and shall not mean the beneficial owners of the Series C Bonds; and (5) in the event of any inconsistency between the provisions of this Indenture and the provisions of the Letter of Representations such provisions of the Letter of Representations, except to the extent set forth in this paragraph and the next preceding paragraph, shall control.

      For purposes of this Section, the following terms shall have the following meanings:

      "Letter of Representations" means the Letter of Representations dated April 21, 1999, from the Issuer to the Securities Depository and (with the consent of the Company) any amendments thereto, or successor agreements between the Issuer and any successor Securities Depository, relating to a book-entry system to be maintained by the Securities Depository with respect to the Series C Bonds.

      "Securities Depository" means The Depository Trust Company, a corporation organized and existing under the laws of the State of New York, and any other securities depository for the Series C Bonds appointed pursuant to this Section, and their successors.

      Section 2.03. Execution, Authentication and Delivery of Series C Bonds. The Series C Bonds shall be executed, authenticated and delivered, and the proceeds therefrom deposited, as provided in Section 2.11 of the Indenture and
Section 3.2(c) of the Agreement. A copy of the Policy, as defined herein, shall be delivered to the Trustee.

                                   ARTICLE III
                 Redemption of Series C Bonds Before Maturity

      Section 3.01. Redemption. The Series C Bonds are subject to redemption in whole, but not in part, at any time upon payment of 100% of the principal amount thereof, plus interest accrued to the redemption date by the Issuer in the event that the Company shall exercise its option to prepay, and shall prepay, the purchase price of the Project under circumstances involving (i) the imposition of unreasonable burdens or excessive liabilities on the Issuer or the Company with respect to the Project or either of the Plants, including taxes not imposed on November 1, 1979 and economic, technological or other changes making the continued operation of either or both of the Plants uneconomical in the opinion of the Company's Board of Directors; (ii) the Agreement becoming void, unenforceable or impossible of performance in accordance with the intent and purpose of the parties as expressed therein by reason of any changes in the Constitution of the State of Ohio or the Constitution of the United States of America or by reason of any legislative or administrative action (whether state or Federal) or any final determination of any court or administrative body (whether state or Federal) entered after the contest thereof by the Issuer or the Company in good faith; (iii) damage to or destruction of the Project or a portion thereof or all or a portion of either or both of the Plants to such an extent that the Company deems it not practicable and desirable to rebuild, repair and restore the Project, a Plant or the Plants, as the case may be; (iv) condemnation of all or substantially all of the Project or all or a portion of either or both of the Plants so as to render the Project unsatisfactory to the Company for its intended use; or (v) the operation of either of the Plants being enjoined and the Company decides to discontinue the operation thereof, all as provided in Section 8.1(b) of the Agreement.

      The Series C Bonds are also subject to optional redemption by the Issuer, at the request of the Company, prior to maturity on or after May 1, 2009, at any time in whole or in part (if less than all the Series C Bonds are to be redeemed, the Series C Bonds to be redeemed to be selected by the Depository Trust Company or any successor securities depository pursuant to its rules and procedures or, if the book-entry system is discontinued, by lot by the Trustee) upon payment of the following redemption prices (expressed as a percentage of principal amount of Series C Bonds to be redeemed) plus accrued interest to the redemption date:

                                                     Redemption
Redemption Dates (Dates Inclusive)                     Price

May 1, 2009 to April 30, 2010                          101.00%
May 1, 2010 to April 30, 2011                          100.50%
May 1, 2011 and thereafter                             100.00%

      If less than all of the Series C Bonds are called for redemption, each $5,000 of a Series C Bond having a principal amount of more than $5,000 shall be counted as one Series C Bond for the purpose of selecting by lot. If a portion of a Series C Bond having a principal amount of more than $5,000 shall be called for redemption, a new Series C Bond in principal amount equal to the unredeemed portion thereof shall be issued to the registered owner upon the surrender thereof.

      Section 3.02. Other Provisions Pertaining to Redemption. Reference is hereby made to Article III of the Indenture for the provisions describing the methods and effects of redemption.

                                   ARTICLE IV
                             Covenants and Security

      Section 4.01. Authority; Compliance with Conditions. The Issuer covenants that it is duly authorized under the laws of the State of Ohio, including particularly and without limitation the Act, to issue the Series C Bonds authorized hereby and to execute and deliver this Second Supplemental Indenture, to assign and pledge the Agreement and the revenues and receipts payable under the Agreement, to grant a security interest therein and to pledge the revenues and receipts hereby pledged and in the manner and to the extent contemplated herein and in the Indenture; that all of the requirements and conditions for the issuance of the Series C Bonds and the execution and delivery of this Second Supplemental Indenture have been satisfied and complied with; that all other action on its part necessary for the issuance of the Series C Bonds and the execution and delivery of this Second Supplemental Indenture has been duly and effectively taken; and that the Series C Bonds in the hands of the owners thereof are and will be valid and enforceable special obligations of the Issuer according to the terms thereof and hereof.

      Section 4.02. Security for Series C Bonds; Confirmation of Indenture. The Series C Bonds shall be equally and ratably (except insofar as any guaranty, letters of credit, insurance policy, first mortgage bond or other collateral or instrument of credit enhancement provided by a person other than the Issuer may afford additional security from the Bonds of any particular series) secured under the Indenture with all outstanding Bonds, and any other series of Bonds which may be issued pursuant to Section 2.10 or 2.11 of the Indenture, without preference, priority or distinction of any Bonds, as defined therein, over any other Bonds. As supplemented and amended, the Indenture is in all respects ratified and confirmed, and the Indenture, including each supplemental indenture, shall be read, taken and construed as one and the same instrument. All covenants, agreements and provisions of, and all security provided under, the Indenture shall apply with full force and effect to the Series C Bonds and to the owners thereof.

                                    ARTICLE V
                          Special Insurance Provisions

      Section 5.01. Concerning the Special Insurance Provisions. The provisions of this Article V shall apply notwithstanding anything in the Indenture to the contrary, but only so long as (i) the Policy remains in full force and effect,
(ii) the  Insurer is not in default in its  obligations  under the  Policy,  and
(iii) the Series C Bonds remain outstanding (as defined in the Indenture and Section 5.08 hereof).

      Section 5.02. Consent of the Insurer in Addition to Bondholder Consent. Unless otherwise provided in this Section, the Insurer's written consent shall be required (in addition to bondholder consent, when required) for the following purposes: (i) execution and delivery of any supplemental indenture or any amendment, supplement or change to or modification of the Agreement of Sale;
(ii) removal of the Trustee or Paying Agent and selection and appointment of any successor trustee or paying agent; and (iii) initiation or approval of any action not described in (i) or (ii) above which requires bondholder consent.

      Section 5.03. Insurer's Consent Upon Default. Anything in the Indenture to the contrary notwithstanding, upon the occurrence and continuance of an Event of Default under the Indenture, the Insurer shall be entitled to control and direct the enforcement of all rights and remedies granted to the bondholders or the Trustee for the benefit of the bondholders under the Indenture, including, without limitation, (i) the right to accelerate the principal of the Series C Bonds as described in the Indenture and (ii) the right to annul any declaration of acceleration, and the Insurer shall also be entitled to approve all waivers of events of default.

      Section 5.04. Acceleration Rights. Upon the occurrence of an Event of Default, the Trustee may, with the consent of the Insurer, and shall, at the direction of the Insurer or 25% of the bondholders with the consent of the Insurer, by written notice to the Issuer and the Insurer, declare the principal of the Series C Bonds to be immediately due and payable, whereupon that portion of the principal of the Series C Bonds thereby coming due and the interest thereon accrued to the date of payment shall, without further action, become and be immediately due and payable, anything in the Indenture or in the Series C Bonds to the contrary notwithstanding.

      Section 5.05. Amendments. Any provision of the Indenture expressly recognizing or granting rights in or to the Insurer may not be amended in any manner which affects the rights of the Insurer hereunder without the prior written consent of the Insurer.

      Section 5.06.  Notices and Information.

      (a) The Trustee shall furnish to the Insurer a copy of any notice to be given to the registered owners of the Series C Bonds, including, without limitation, notice of any redemption of or defeasance of the Series C Bonds, and any certificate rendered pursuant to the Indenture relating to the security for the Series C Bonds.

      (b) The Trustee or the Issuer shall notify the Insurer of any failure of the Company to provide relevant notices, certificates, etc.

      (c) Notwithstanding any other provision of the Indenture, the Trustee shall immediately notify the Insurer if at any time there are insufficient moneys to make any payments of principal and/or interest as required and immediately upon the occurrence of any Event of Default under the Indenture.

      (d) All notice or other communication to be given to the Insurer under this Second Supplemental Indenture or the Indenture may be given by mailing or delivering the same in writing to Ambac Assurance Corporation, One State Street Plaza, New York, New York 10004, Attention:, in the case of subclause (a) above, The Surveillance Department, and in all other cases, The General Counsel's Office.

      Section  5.07.  Payment   Procedures;   Subrogation.   The  Issuer,  the
Trustee and any Paying Agent agree to comply with the following provisions:

      (a) If the Trustee or Paying Agent, if any, determines that there will be insufficient funds to pay the principal of or interest on the Series C Bonds at maturity or on any Interest Payment Date, as the case may be, the Trustee or Paying Agent, if any, shall so notify the Insurer within one business day after such determination. Such notice shall specify the amount of the anticipated deficiency, the Series C Bonds to which such deficiency is applicable and whether such Series C Bonds will be deficient as to principal or interest, or both. The Insurer will make payments of principal of or interest due on the Series C Bonds on or before the first business day next following the date on which the Insurer shall have received notice of nonpayment from the Trustee or Paying Agent, if any.

      (b) The Trustee or Paying Agent, if any, shall, after giving notice to the Insurer as provided in (a) above, make available to the Insurer and, at the Insurer's direction, to the Insurance Trustee, the registration books of the Issuer maintained by the Trustee or Paying Agent, if any, and all records relating to the Series C Bonds maintained under the Indenture.

      (c) The Trustee or Paying Agent, if any, shall provide the Insurer and the Insurance Trustee with a list of registered owners of Series C Bonds entitled to receive principal or interest payments from the Insurer under the terms of the Policy, and shall make arrangements with the Insurance Trustee (i) to mail checks to or pay by wire transfer the registered owners of the Series C Bonds entitled to receive full or partial interest payments from the Insurer and (ii) to pay principal upon Series C Bonds surrendered to the Insurance Trustee by the registered owners of Series C Bonds entitled to receive full or partial principal payments from the Insurer.

      (d) The Trustee or Paying Agent, if any, shall, at the time it provides notice to the Insurer pursuant to (a) above, notify registered owners of the Series C Bonds entitled to receive the payment of principal or interest thereon from the Insurer (i) as to the fact of such entitlement, (ii) that the Insurer will remit to them all or a part of the interest payments next coming due upon proof of a Series C Bond owner's entitlement to interest payments and delivery to the Insurance Trustee, in form satisfactory to the Insurance Trustee, of an appropriate assignment of the registered owner's right to payment, (iii) that should they be entitled to receive full payment of principal from the Insurer, they must surrender their Series C Bonds (along with an appropriate instrument of assignment in form satisfactory to the Insurance Trustee to permit ownership of such Series C Bonds to be registered in the name of the Insurer) for payment to the Insurance Trustee, and not the Trustee or Paying Agent, if any, and (iv) that should they be entitled to receive partial payment of principal from the Insurer, they must surrender their Series C Bonds for payment thereon first to the Trustee or Paying Agent, if any, who shall note on such Series C Bonds the portion of the principal paid by the Trustee or Paying Agent, if any, and then, along with an appropriate instrument of assignment in form satisfactory to the Insurance Trustee, to the Insurance Trustee, which will then pay the unpaid portion of principal.

      (e) In the event that the Trustee or Paying Agent, if any, has notice that any payment of principal of or interest on the Series C Bonds which has become Due for Payment (as defined in the Policy) and which is made to an owner of a Series C Bond by or on behalf of the Issuer has been deemed a preferential transfer and theretofore recovered from its registered owner pursuant to the United States Bankruptcy Code by a trustee in bankruptcy in accordance with the final, nonappealable order of a court having competent jurisdiction, the Trustee or Paying Agent, if any, shall, at the time the Insurer is notified pursuant to
(a) above, notify all registered owners that in the event that any registered owner's payment is so recovered, such registered owner will be entitled to payment from the Insurer to the extent of such recovery if sufficient funds are not otherwise available, and the Trustee or Paying Agent, if any, shall furnish to the Insurer its records evidencing the payments of principal of and interest on the Series C Bonds which have been made by the Trustee or Paying Agent, if any, and subsequently recovered from registered owners and the dates on which such payments were made.

      (f) In addition to those rights granted the Insurer under the Indenture, the Insurer shall, to the extent it makes payment of principal of or interest on the Series C Bonds, become subrogated to the rights of the recipients of such payments in accordance with the terms of the Policy, and to evidence such subrogation (i) in the case of subrogation as to claims for past due interest, the Trustee or Paying Agent, if any, shall note the Insurer's rights as subrogee on the registration books of the Issuer maintained by the Trustee or Paying Agent, if any, upon receipt from the Insurer of proof of the payment of interest thereon to the registered owners of the Series C Bonds, and (ii) in the case of subrogation as to claims for past due principal, the Trustee or Paying Agent, if any, shall note the Insurer's rights as subrogee on the registration books of the Issuer maintained by the Trustee or Paying Agent, if any, upon surrender of the Series C Bonds by the registered owners thereof together with proof of the payment of principal thereof.

      Section 5.08. Bonds Outstanding on Payment by Insurer. Notwithstanding anything in the Indenture to the contrary, in the event that the principal of and/or interest due on the Series C Bonds shall be paid by the Insurer pursuant to the Policy, the Series C Bonds shall remain "outstanding" for all purposes under the Indenture, not be defeased or otherwise satisfied and not be considered paid by the Issuer, and the assignment and pledge of the trust estate and all covenants, agreements and other obligations of the Issuer to the registered owners of the Series C Bonds shall continue to exist and shall run to the benefit of the Insurer, and the Insurer shall be subrogated to the rights of such registered owners of the Series C Bonds.

      Section 5.09.  Insurer's Rights Concerning the Trustee.

      (a) The Trustee or Paying Agent may be removed at any time, at the written request of the Insurer, for any breach by the Trustee or Paying Agent, as the case may be, of any of the provisions set forth herein or in the Indenture.

      (b) The Insurer shall receive prior written notice of any Trustee or Paying Agent resignation.

      (c) Notwithstanding any other provision of the Indenture, in determining whether the rights of the bondholders will be adversely affected in any material respect by any action taken pursuant to the terms and provisions of the Indenture, the Trustee or Paying Agent shall consider the effect on the bondholders as if there were no Policy. The Trustee shall not consider any payments made under the Policy in determining whether a default under Section 8.01(a) or (b) of the Indenture shall have occurred.

      (d) The Trustee shall be deemed to waive notice of any default under the Indenture of which it shall be specifically advised in writing by the Insurer.

      (e) Notwithstanding any other provision of the Indenture, no removal, resignation or termination of the Trustee or Paying Agent shall take effect until a successor, reasonably acceptable to the Insurer, shall be appointed.

      Section 5.10. Insurer's Right to Information. The Issuer will permit the Insurer to discuss the affairs, finances and accounts of the Issuer or any information the Insurer may reasonably request regarding the security for the Series C Bonds with appropriate officers of the Issuer. The Trustee or Issuer, as appropriate, will permit the Insurer to have access to and to make copies of all books and records relating to the Series C Bonds at any reasonable time.

      Section 5.11. Intervention. Intervention by the Trustee in any judicial proceeding pursuant to Section 9.04 of the Indenture shall be made in accordance therewith on the request of the Insurer and any intervention based on the request of the bondholders as provided therein may only be made with the prior written consent of the Insurer.

      Section 5.12. Insurer as Third Party Beneficiary. To the extent that the Indenture confers upon or gives or grants to the Insurer any right, remedy or claim, the Insurer is hereby explicitly recognized as being a third-party beneficiary hereunder and may enforce any such right, remedy or claim conferred, given or granted thereunder.

      Section 5.13. Parties in Interest. Nothing in the Indenture expressed or implied is intended or shall be construed to confer upon, or to give or grant to, any person or entity, other than the Issuer, the Trustee, the Insurer, the Paying Agent, if any, and the registered owners of the Series C Bonds, any right, remedy or claim under or by reason of the Indenture or any covenant, condition or stipulation thereof, and all covenants, stipulations, promises and agreements in the Indenture by and on behalf of the Issuer shall be for the sole and exclusive benefit of the Issuer, the Trustee, the Insurer, the Paying Agent, if any, and the registered owners of the Series C Bonds.

                                   ARTICLE VI
                                  Miscellaneous

      Section 6.01. Authority of Officers and Agents. The officers and agents of the Issuer and the Trustee shall do all acts and things required of them by this Second Supplemental Indenture, the Indenture and the Series C Bonds for the complete and punctual performance of all covenants and agreements contained herein and therein.

      Section 6.02. Successors and Assigns. This Second Supplemental Indenture shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

      Section 6.03. Applicable Law. This Second Supplemental Indenture shall be governed by and construed in accordance with the applicable laws of the State of Ohio.

      Section 6.04. Counterparts. This Second Supplemental Indenture may be executed in several counterparts, each of which shall be an original, and all of which together shall constitute but one and the same instrument.

      IN WITNESS WHEREOF, the OHIO AIR QUALITY DEVELOPMENT AUTHORITY and NATIONAL CITY BANK have caused this Second Supplemental Indenture to be executed in their respective corporate names, all as of the date first above written.

                              OHIO AIR QUALITY DEVELOPMENT AUTHORITY


                              By_/s/ Mark R. Shanahan_______
                                    Executive Director



                               NATIONAL CITY BANK


                              By_/s/ Sandra R. Johnson_____
                                    Authorized Officer




                                                                     Exhibit D-6


                                     Before
                    THE PUBLIC UTILITIES COMMISSION OF OHIO


 ....................................
                                     :
          In the Matter of           :
         the application of          :
         OHIO POWER COMPANY          :             Case No. 99-176-EL-AIS
      for consent and authority      :
          to issue and sell          :
    pollution control revenue        :
          refunding bonds            :
 ....................................

                                FINDING AND ORDER

The Commission finds:

(1) Applicant, Ohio Power Company, is an Ohio Corporation and a public utility as defined in Section 4905.02, and 4905.03(A)(6), Revised Code, and is subject to the jurisdiction of this Commission.

(2) This Application is filed under the provisions of Sections 4905.40 and 4905.41, Revised Code.

(3) Applicant proposes to issue additional air quality development revenue refunding bonds in an aggregate principal amount of up to $50 million (the "Series C Bonds") through the Ohio Air Quality Development Authority ("the Authority"), pursuant to an Installment Sale Agreement (the "Agreement") entered into between Applicant and the Authority, within the terms and conditions as set forth in the Application and Exhibits.

(4) The proceeds to Applicant from the issuance and sale of the Series C Bonds will be used to redeem the outstanding Series B Bonds previously issued on its behalf by the Authority, all pursuant to Section 4905.40, Revised Code.

(5) The Series C Bonds will have a maturity of not more than 40 years and the applicable interest rate may be a fixed rate until maturity or may be adjusted from time to time after the initial interest rate is set, as described in the Application.

(6) The Agreement between the Applicant and the Authority provides for the payment to the Authority of the amount sufficient to repay the principal and interest on the Series C Bonds as the principal and interest become due, along with the fees and expenses of the Authority, as well as certain administrative expenses of the Authority.

(7) The proposed guidelines or parameters set forth in the Application and Exhibits are intended to facilitate the issuance of the Series C Bonds on the best terms possible and at the lowest cost. The authorization to consummate the transactions based on the parameters in no way relieves the Applicant of its obligation to negotiate and obtain the best terms available.

(8) Applicant is requesting authorization to issue the Series C Bonds without specifying any time limit. The Staff recommends that the authorization be limited to a time period of 12 months ending March 31, 2000, for the following reasons: (1) uncertainty of interest rates beyond a 12-month period, and (2) difficulty in predicting financial market conditions over a longer time period. The Commission finds that the Staff recommendation is reasonable and should be adopted.

(9) The maximum amount of the Series C Bonds, the probable cost to Applicant, and terms thereof, which are to be no less favorable than the terms set forth in the Application and eEhibits, do not appear to be unjust or unreasonable.

(10) The effect of the issuance of the Bonds on Applicant's revenue requirements will be considered in the determination of required revenues in rate proceedings in which all factors affecting rates are taken into account according to law.

(11) Based on information contained in the Application and Exhibits thereto, and other documentary information to which the Commission has access, Applicant's proposal to issue the Series C Bonds through the Authority appears to be reasonably required by the Applicant to meet its present and prospective obligations to provide utility service, and the Commission is satisfied that consent and authority should be granted.

It is, therefore,

      ORDERED, That Applicant is hereby authorized to issue, through March 31, 2000, additional air quality development revenue refunding bonds in an aggregate principal amount of up to $50 million through the Ohio Air Quality Development Authority, pursuant to the terms and conditions as set forth in the Application and Exhibits. It is, further,

      ORDERED, That Applicant shall apply the proceeds from the Series C Bonds for the purposes set forth in this and otherwise pursuant to the provisions of
Section 4905.40, Revised Code. It is, further,

      ORDERED, That the Applicant shall account for the Series C Bonds as prescribed in the Federal Energy Regulatory Commission Uniform System of Accounts as currently in effect. It is, further,

      ORDERED, That nothing in this Order shall be construed to imply any guaranty or obligation as to the Series C Bonds or the intrest thereon, on the part of the State of Ohio. It is, further,

      ORDERED, That nothing in this Order shall be construed to imply any guaranty or obligation by the Commission to assure completion of any specific construction project of the Applicant. It is, further,

      ORDERED, That nothing in this Order shall be deemed to be binding upon this Commission in any future proceeding or investigation involving the justness or reasonableness of any rate, charge, rule or regulation. It is, further,

      ORDERED, That a copy of this Order be served upon all parties of record.

                   THE PUBLIC UTILITIES COMMISSION OF OHIO

                   ______/s/ Craig A. Glazer, Chairman_____
                            Craig A. Grazer, Chairman


__________________________          __/s/ Ronda Hartman Fergus__
   Jolynn Barry Butler                    Ronda Hartman Fergus


__/s/ Judith A. Jones_____          __/s/ Donald L. Mason_______
   Judith A. Jones                              Donald L. Mason

HB:sm

                             Entered in the Journal

                                 APRIL 01, 1999

                                   A True Copy

                             _/s/ Gary E. Vigorito_
                                Gary E. Vigorito
                                    Secretary